Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

July 29, 2010	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:          Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed on March 11, 2010

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following response to the Staff’s comment in a telephone conversation with the Company on July 29, 2010.  For your convenience, we have repeated the comment prior to the response.  All references to page numbers in the discussion below are to the pages in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as originally filed with the Commission on March 11, 2010 (the “2009 Form 10-K”).

1.     Please clarify how the provisions of ASC 944 and the Audit Guide apply to the flood insurance program under the “Write Your Own” program.  For example paragraph 6:04 of the Audit Guide states that reinsurance transactions are between insurance entities, however FEMA is not an insurance entity.  Furthermore to assist us in evaluating your response, please tell us your consideration of the applicability of paragraph 19 and 20 of ASC 470-50-40 to your policies.  In your response please outline the significant terms of your contract along with all other relevant information to allow an assessment of your accounting.  Specify if in addition to being responsible for servicing the contract you retain any of the risk of loss.  Tell us the party responsible for pricing decisions and collections.

Response:  In accordance with ASC 944-10-20, the definition of reinsurance is - “A transaction in which a reinsurer (assuming entity), for a consideration (premium), assumes all or part of a risk undertaken originally by another insurer (ceding entity). For indemnity reinsurance, the legal rights of the insured are not affected by the reinsurance transaction and the insurance entity issuing the insurance contract remains liable to the insured for payment of policy benefits.  Assumption or novation reinsurance contracts that are legal replacements of one insurer by another extinguish the ceding entity’s liability to the policyholder.”  We believe that our contract qualifies as reinsurance under this definition.

ASC 470-50-40 relates to modification and extinguishment of debt but more specifically to the derecognition of items from the financial statements involving third party intermediaries.  We do not believe this applies to our flood program. We believe the appropriate accounting guidance is ASC 944-20-15-55, which states “To be accounted for as reinsurance, a contract that reinsures risks arising from short-duration insurance contracts must meet all of the following conditions:

1.     a.  The contract shall qualify as a short-duration contract under paragraph 944-20-15-7.

2.     b.  The contract shall not contain features that prevent the risk transfer criteria in this Subsection from being reasonably applied and those risk transfer criteria shall be met.

3.     c.  The ultimate premium expected to be paid or received under the contract shall be reasonably estimable and allocable in proportion to the reinsurance protection provided as required by paragraphs 944-605-25-2 and 944-605-35-8.

The terms of the agreement are standard reinsurance agreement terms, which require the Company to maintain its rating criteria, determine policyholder eligilbilty, issue policies on the Company’s paper, endorse and cancel policies, collect from insured and process claims.  The Company retains no risk as the flood program is 100% ceded to FEMA; however, if FEMA were unable to perform, the Company would have a legal obligation to the policyholders.  All pricing is set by FEMA and all collections are made by the Company.

We believe based on the guidance referenced above and terms of the agreement this is a reinsurance contract and is properly accounted for in the Company’s financials.

If any members of the Commission have any questions concerning the response above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President - Finance

CGP

cc:	Ibolya Ignat
U.S. Securities and Exchange Commission